SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: exclusivity agreement signed with KKR for the potential sale of a minority stake in Enilive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: July 23, 2024

PRICE SENSITIVE

Eni: exclusivity agreement signed with KKR for the potential sale of a minority stake in Enilive

San Donato Milanese (Milan), 23 July 2024 - Eni has signed a temporary exclusivity agreement with KKR, a leading global investment firm, aimed at progressing the due diligence phase and completing the drafting of the documents related to the sale of a 20% to 25% stake in Enilive, based on a valuation of the company between 11.5 billion and 12.5 billion euros.

While a final transaction is subject to agreeing definitive documentation, both parties are committed to negotiating the terms of a potential transaction. This step represents another example of the development of Eni's satellite model strategy, attracting strategically aligned capital from valuable new partners at attractive multiples, funding our growth and confirming the value we are creating in these new businesses.

The strong interest shown in this period by leading institutional financial investors could lead to the subsequent sale of a further stake of up to 10% of Enilive.

Notes to Editors

Enilive is Eni's company dedicated to biorefining, biomethane production, smart mobility solutions including Enjoy car sharing, and the distribution of all energy carriers for mobility, through its more than 5,000 Enilive Stations in Europe, where there is a wide range of products including HVOlution biogenic fuel (100% Hydrogenated Vegetable Oil), bio-LPG and biomethane. And where several services are also available to support people on the move, including electric recharging and food services such as Eni Café (the largest cafe chain in Italy) and ALT Stazione del Gusto, a new project in partnership with Accademia Niko Romito. Enilive aims to provide progressively decarbonized services and products for the energy transition, contributing to Eni's goal of achieving carbon neutrality by 2050 also through industrial assets that include the Venice and Gela biorefineries, in Italy; the St. Bernard Renewables LLC (50% joint venture with PBF Energy) in Louisiana (United States of America); and 22 biomethane production plants in Italy. In January 2024 Eni confirmed the transformation of the Livorno refinery into a biorefinery. In addition, two more new biorefineries in Malaysia and South Korea are being evaluated. Enilive plans to increase its biorefining capacity to more than 3 million tons by 2026 (double the end of 2023) and more than 5 million tons/year by 2030.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com